UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)  ☐

Securities Act Rule 802 (Exchange Offer)  ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)  ☐

Exchange Act Rule 14e-2(d) (Subject Company Response)  ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)  ☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Staffware plc

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

United Kingdom

(Jurisdiction of Subject Company’s Incorporation or Organization)

Tibco Software Inc.

(Name of Person(s) Furnishing form)

Ordinary Shares

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

John O’Connell

Chairman and Chief Executive Officer

Staffware plc

Staffware House

3 The Switchback, Gardner Road

Maidenhead, Berkshire

SL6 7RJ, United Kingdom

Telephone: 44 (0) 1628 786800

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on

Behalf of Subject Company)

Copies to:

William Hughes

Senior Vice President, General Counsel and Secretary

TIBCO Software Inc.

3303 Hillview Avenue

Palo Alto, California 94304-1213

Telephone: (650) 846-1000

April 22, 2004

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)	TIBCO Software Inc., a Delaware corporation (“TIBCO”), published and delivered to holders of securities of Staffware plc, a company organized under the laws of the United Kingdom (“Staffware”), the UK offer document attached to this Form as Exhibit I-1(a)(i) and the Form of Acceptance attached to this Form as Exhibit I-1(a)(ii) on April 29, 2004 in accordance with the requirements of Staffware’s home jurisdiction. Such information is required to be disseminated to US security holders or published in the United States.

(b)	Not applicable.

Item 2.	Informational Legends

See the section entitled “Information for US recipients” located on the cover page of the UK offer document attached to this Form as Exhibit I-1(a)(i).

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	TIBCO made the UK Offer Announcement, dated April 22, 2004, publicly available in connection with the requirements of Staffware’s home jurisdiction and hereby furnishes such announcement as Exhibit II-1 to this Form.

PART III – CONSENT TO SERVICE OF PROCESS

(1)	Not applicable.

(2)	Not applicable.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ William Hughes

(Signature)

Senior Vice President, General Counsel and Secretary
(Name and Title)

April 29, 2004
(Date)

3